August 8, 2023

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, DC 20549

Re: GlobalTech Corporation

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2022

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2023

File No. 000-56482

Dear Commission:

We are in receipt of your letter dated JULY 28, 2023. In reference to the additional disclosures, we will be filing an amendment to our annual report 10-K for the fiscal year ended December 31, 2022 and quarterly report 10-Q for the quarterly period ended March 31, 2023.

Our response to each of your comments is as follows (Commission’s text is in bold):

Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2022

Description of Business

General Information

Form and Year of Organization, page 4

1.

We note your response to prior comment 5. Tell us why you did not include Omantel's CPS conversion in the "Total ordinary shares-post conversion" when calculating the percentage of shareholder control. That is, explain why you included Ferret's conversion of CPS into ordinary shares but did not include Omantel's potential ownership percentage. Please revise the computation of your ownership of WTL on a fully-diluted basis to include all of the potential voting rights, including those held by Omantel, for each of the periods presented. In this regard, it does not appear that you have substantive control of more than 50% of the voting interest in WTL on a fully-diluted basis until you acquired the remaining 52,500 CPS of WTL from Oman Telecommunication Company on May 26, 2023.

3550 Barron Way Suite 13a, Reno, NV 89511

Response:

Regarding the Staff’s comment about not including Omantel’s potential ownership percentage, the CPS shares previously owned by Omantel were restricted under a lockup agreement which prevented the party from converting those shares into ordinary shares until the mandatory conversion date i.e., December 31, 2024. For this reason, they were not included in the calculation of WTL on a fully diluted basis. As such, we have substantive control of more than 50% of the voting interest in WTL as of the date of merger. Subsequently we acquired the remaining 52,500 CPS of WTL from Oman Telecommunication Company on May 26, 2023. In addition, we will disclose these facts in our amended 10-K filing.

Controls and Procedures, page 54

2.

Given the fact that you have restated your previously issued financial statements due to errors, please tell us the impact, if any, the restatement has on your original conclusions regarding effectiveness of internal control over financial reporting and disclosure controls and procedures. Tell us what consideration was given to disclosing whether these restatements were indicative of any additional material weakness in your internal control over financial reporting, and, if so, management’s current plans, if any, or actions already undertaken, for remediating any such the material weakness. Refer to Item 308(a)(3) of Regulation S-K.

Response:

The Company’s original conclusion was that their controls were ineffective as a result of a material weakness existing in the Company’s financial reporting process. The Company provided the following description and remediations in their Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2022: “This material weakness consisted of inadequate staffing and supervision within the bookkeeping and accounting operations of our company. The relatively small number of staffs who have bookkeeping and accounting functions prevents us from segregating duties within our internal control system. The inadequate segregation of duties is a weakness which could lead to the untimely identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews. Our company is in the process of adopting specific internal control mechanisms with our board and officers’ collaboration to ensure effectiveness as we grow. We are presently engaging an outside consultant to assist in adopting new measures to improve upon our internal controls. Future controls, among other things, will include more checks and balances and communication strategies between the management and the board to ensure efficient and effective oversight over company activities as well as more stringent accounting policies to track and update our financial reporting.” The Company did not identify an additional material weakness other than the one identified above which also lead to the restatements. We will update our disclosure in our amended 10-K filing to disclose our conclusions on the impact of the restatement on our internal control over financial reporting.

3550 Barron Way Suite 13a, Reno, NV 89511

2

Report of Independent Registered Public Accounting Firm, page F-2

3.

The audit report indicates the date of the report is July 10, 2023, except for the effects of the restatement described in Note 2 of the Notes to the consolidated financial statements as to which the date is March 31, 2023. Please tell us, and revise if true, if the date of the report is March 30, 2023, as previously indicated in the initial filing of your Form 10-K, except for Note 2 as to which the date is July 10, 2023.

Response:

We agree that the date of the report is March 30, 2023, except for Note 2 as to which the date is July 10, 2023. It will be revised in our amended 10-K filing.

Notes to Consolidated Financial Statements

Note 2. Basis of Preparation of Consolidated Financial Statements

Restatement of Prior Balances, page F-13

4.	Please revise to disclose the effect of the correction of the errors on all of the financial statement line items impacted as well as on earnings per share. Refer to ASC 250-10-50- 7.

Response:

We will revise our amended 10-K filing to disclose the effect of the correction of the errors on all of the financial statement line items impacted as well as on earnings per share in line with ASC 250-10-50- 7.

Note 3. Acquisitions, page F-16

5.

We note your response to prior comment 7, which appears to relate to the issue raised in prior comment 9. Please provide a comprehensive accounting analysis to support why you believe these transactions should be accounted for as transactions between entities under common control that results in a change in reporting entity similar to a pooling-of- interest per ASC 805-50-05-5 and ASC 805-50-45. We note that you provided WHI’s ownership structure before and after the transactions, but please also provide each of the shareholders' ownership interests in WSL and Ferret Consulting before the transactions.

Response:

Before the merger, three investors who owned 100% of WHI, also owned 100% of WSL and Ferret, respectively. As a result of the reorganization, these investors owned 85% of GlobalTech, retaining their control, therefore this reorganization is accounted for as a transaction between entities under common control that results in a change in reporting entity similar to a pooling of interest per ASC 805-50-05-5 and ASC 805-50-45. Ownership structure for each of the shareholders' ownership interests in WSL and Ferret Consulting before the transactions has been provided in Appendix A.

3550 Barron Way Suite 13a, Reno, NV 89511

3

Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2023

Consolidated Balance Sheets, page 4

6.	We note that the balance sheet as of March 31, 2023, has been restated. Please revise to label the financial statements as restated and provide the disclosures required by ASC 250-10-50-7.

Response:

We will file an amended 10-Q to revise to label the financial statements as restated and provide the disclosures required by ASC 250-10-50-7.

Notes to Consolidated Financial Statements

Note 6. Accounts Receivable - Net, page 16

7.

We note that you recognized no additional provision for expected credit losses in 2023, yet your accounts receivable and days sales outstanding have increased significantly, while revenue declined. Please explain the factors that influenced management’s current estimate of expected credit losses. Refer to ASC 326-20-50-11.

Response:

The new guidance for Credit Losses was effective for fiscal years and interim periods beginning after December 15, 2022 and the Company adopted the new guidance January 1, 2023. As per the new guidance accounts receivable are presented on the consolidated balance sheet net of an allowance for credit losses, which is established based on reviews of the accounts receivable aging, an assessment of the customer’s history and current creditworthiness, and the probability of collection. The Company routinely reviews its receivables and makes provisions for the credit losses utilizing the Current Expected Credit Losses model (“CECL”). The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for loans and other receivables at the time the financial asset is originated or acquired. However, those provisions are estimates and actual results may materially differ from those estimates. Trade receivables are deemed uncollectible and are removed from accounts receivable and the allowance for credit losses when collection efforts have been exhausted. In addition, we will disclose this accounting policy in our amended 10-Q/A filing for Q1 2023.

3550 Barron Way Suite 13a, Reno, NV 89511

4

We did not recognize any provision for expected credit losses for the following reasons:

•	Revenue did increase in the local currency by 18%, however due to the fluctuations in the exchange rate it appears to have decreased when translated to USD.

•	Our AR Aging as of March 31, 2023, had 39% of AR greater than 1 year old. Of this AR greater than one year we have made a provision equivalent to 77% of AR greater than one year. In addition, as of May 15, 2023, we had subsequently collected 47% of AR greater than one year old. Based on reviews of the accounts receivable aging, an assessment of the customer’s history and current creditworthiness, and the probability of collection we believe our provision to be a reasonable estimate of expected credit losses.

Controls and Procedures, page 42

8.

We note the disclosure of your conclusion as to the effectiveness of disclosure controls and procedures in response to prior comment 4. Please tell us how management determined that your disclosure controls and procedures were effective despite the material weakness in your internal controls over financial reporting. Also explain the changes that were made since your assessment as of December 31, 2022, that your disclosure controls and procedures were not effective.

Response:

This was a clerical error in our disclosure, in our amended 10-Q filing. We will revise our disclosure in our conclusion as to the effectiveness of disclosure controls and procedures to state that they were not effective.

Sincerely,

For GlobalTech Corporation

Dana F. Green

Chief Executive Officer

cc:	Sean Neahusan

3550 Barron Way Suite 13a, Reno, NV 89511

5

Appendix A

3550 Barron Way Suite 13a, Reno, NV 89511

6